EXHIBIT 99.1

Codere Online Receives Nasdaq Notice Related to Late Filing of its Form 20-F

Luxembourg, Grand Duchy of Luxembourg, May 21, 2024 – (GLOBE NEWSWIRE) Codere Online Luxembourg, S.A. (“Codere Online” or the “Company”) (Nasdaq: CDRO / CDROW), today announced that it has received a letter from the Nasdaq Stock Market, dated May 20, 2024 (the “Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”).

In accordance with Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Letter to submit a plan to regain compliance with Nasdaq Listing Rules (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, Nasdaq may grant the Company an extension until November 11, 2024 to regain compliance. If Nasdaq does not accept the Compliance Plan, the Company will have the opportunity to appeal that decision to the Nasdaq Hearings Panel. As previously communicated in its May 1, 2024 notification of late filing on Form 12b-25, the Company is working diligently to complete the preparation and review of its financial statements and intends to either file its 2023 20-F or submit the Compliance Plan within the prescribed 60-day period.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Codere Online
Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including the Company’s expectations about the timing of completion and filing of the 2023 20-F, statements related to the Company’s Plan, and timing and actions taken to regain compliance with Nasdaq.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s or its management team’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

For investor and media inquiries, please contact:

Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codere.com
(+34) 628 928 152